Exhibit 99.1

ABN 82 010 975 612
2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

PATRON Trial Completes Patient Recruitment

Brisbane, Australia, 30 December 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Progen” or “Company”) is delighted to announce that PI-88 licensee Medigen Biotechnology Corporation reached the target enrolment of 500 patients for the phase III PATRON trial being conducted in 25 medical centres in Taiwan, South Korea, China and Hong Kong.

If the clinical trial results are in line with expectations, Medigen is expected to lodge a New Drug Application with the Taiwan Food and Drug Administration (TFDA) in 2014. PI-88 could potentially be the first drug specifically for the treatment of primary liver cancer after surgical resection.

Acting Managing Director, Mr Heng Tang, said “this is a major milestone for the development of PI-88, and we are pleased to continue working closely with Medigen to bring PI-88 another step closer to the market to help early liver cancer patients”.

PI-88 has been granted Orphan Drug designation in Europe and the United States, and has also qualified under the Cross-Strait Pharmaceuticals R&D Scheme by the TFDA. Under this Scheme, Taiwan and China simultaneously examine New Drug Applications and mutually recognise data from clinical trials conducted in either country.

The PATRON trial is designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma (“HCC”) after surgical resection and is a randomised, placebo-controlled, multinational trial. Disease-free survival is employed as the primary endpoint for efficacy assessment.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.